Exhibit 99.1

Ellomay Capital Announces an Extraordinary General Meeting of Shareholders

Tel-Aviv, Israel, Dec. 23, 2024 (GLOBE NEWSWIRE) — Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today announced that it will hold an extraordinary general meeting of shareholders (the “Meeting”) at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel, on Thursday, January 30, 2025, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be to approve the terms of service and compensation of Mr. Ben Sheizaf, the Company’s Chairman of the Board.

Shareholders of record as of the close of business on December 30, 2024 will be entitled to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail a proxy statement that describes the proposal to be considered at the Meeting and a proxy card on or about December 31, 2024. A proxy statement and proxy card will also be furnished to the Securities and Exchange Commission on Form 6-K on or about December 23, 2024.

The resolution to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage, in person or by proxy or via the electronic system of the Israel Securities Authority.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than December 30, 2024.

Shareholders may vote their ordinary shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, by 11:00 a.m., Israel time, on January 30, 2025 (four hours prior to the Meeting), to be counted for the Meeting, or through the electronic system of the Israel Securities Authority until six hours prior to the Meeting.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are listed on the NYSE American and the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

•        Approximately 335.9 MW of operating photovoltaic power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by the Company) and approximately 20 MW of operating photovoltaic power plants in Italy;

•        9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•        Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•        83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•        A solar plant (18 MW) under construction in Italy;

•        Solar projects in Italy with an aggregate capacity of 195 MW that have reached “ready to build” status; and

•        Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of 49 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities in Israel, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com